DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

20110008

January 19, 2011

Mark G. English
Assistant General Counsel and
Assistant Secretary
Great Plains Energy Incorporated
P.O. Box 418679
Kansas City, MO 64141-9679

Re: Great Plains Energy Incorporated
Incoming letter dated December 27, 2010

Dear Mr. English:

This is in response to your letter dated December 27, 2010 concerning the shareholder proposal submitted to Great Plains Energy by Conrad Gebhart. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Conrad Gebhart

*** FISMA & OMB Memorandum M-07-16 ***

January 19, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Great Plains Energy Incorporated
Incoming letter dated December 27, 2010

The proposal relates to energy feasibility.

There appears to be some basis for your view that Great Plains Energy may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Great Plains Energy's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Great Plains Energy omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Great Plains Energy relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GREAT PLAINS ENERGY

1934 Act, Section 14(a)

Rules 14a-8(b)(2) and 14a-8(e)(2)

December 27, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Conrad Gebhart

Ladies and Gentlemen:

This letter is to inform you that Great Plains Energy Incorporated (the "Company" or "Great Plains Energy") intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a proposal (the "Proposal") submitted by Conrad Gebhart (the "Proponent"). The letter from the Proponent setting forth such Proposal (the "Proposal Letter") is attached hereto as Exhibit A.

We hereby notify the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the Proposal from its 2011 Proxy Materials, and we respectfully request that the staff of the Division (the "Staff") concur in our view that the Proposal is excludable pursuant to:

- Rule 14a-8(b)(2) because the Proponent failed to timely submit a written statement from the record holder of his securities verifying that, at the time the Proposal was submitted, he continuously held the required amount of Company common stock; and

- Rule 14a-8(e)(2) because the Proposal was not received by the November 24, 2010 deadline for the 2011 Annual Meeting.

For avoidance of confusion, the capitalized term "Rule" refers to a rule under Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, on behalf of the Company, the undersigned hereby submits this letter and its attachments to the Commission via e-mail to shareholderproposals@sec.gov and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). In addition, in accordance with Rule 14a-8(j), we have submitted this letter more than 80 days before the filing of the Company's 2011 Proxy Materials, and have concurrently sent a copy of this letter to the Proponent, informing the Proponent of our intention to exclude the Proposal from the 2011 Proxy Materials.

P.O. Box 418679 ▪ Kansas City, MO 64141-9679 ▪ TEL 816.556.2200 ▪ WWW.KCPL.COM ▪ WWW.GREATPLAINSENERGY.COM

I. The Proposal

The Proposal is as follows:

> "Let it be so resolved at the Great Plains Energy Annual Meeting (KCPL) the following:
>
> WHEREAS as landowner, KCPL shareholder, and U.S. citizen the need for alternative energy development is currently of paramount contemporaneous concern. We ask that KCPL look into the feasibility of nuclear energy and/or wind energy in the vicinity of Mound City, MO.
>
> WHEREAS current KCPL easements cross the location sought in this Shareholder's Resolution for review and are held by the principals we are suggesting the Section #33 T. _60_ N. Range 38W & Section #4 T.59N Range 38 W of 5th Prime Meridian location is suitable for KCPL nuclear energy synergistic with wind energy supplements, a back-up watershed reservoir, and connection to the KCPL powerline grid easements currently on site.
>
> WHEREAS the Section #33 T. _60_ N. Range _38 W. is at the terminal end of a 16,000 -17,000 acre watershed in Northwest Missouri, the existing underlying aquifer and with existing back-up reservoir all make a conducive prospect for nuclear energy Nuclear Regulatory Commission (NRC) application within the proximate existing KCPL transmission lines. This site is along Missouri Highway Route T, the BurlingtonNorthern Sante Fe line, and adjacent to the incorporated city limits of Forest City, Missouri 64473. Downtime power source from wind generation power from the Wildcat Project is also available or wind energy can be added to this location favorability. Also Missouri Governor Jay Nixon has called for a 2d nuclear energy site on November 20, 2010, for the State.
>
> WHEREAS the January 27, 2010, State of the Union address pointed to the need of more energy independence in the form of nuclear and energies, adding these nuclear prospects to the Shareholders' interest in KCPL would go a long way in adding shareholder value with a depth of redundancy generating capacity reducing the system-wide power outages like existed during Christmas 2009, left by Aquila infrastructure inadequacies in this area of the Great Northwest Missouri."

II. Reasons for Excluding the Proposal

A. The Proponent did not timely provide evidence that, at the time Proponent submitted the Proposal, he continuously held Company stock for at least one year.

Rule 14a-8(b)(1) provides that, to be eligible to submit a proposal, the proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted. Rule 14a-8(b)(2)(i) provides that shareholders who are not registered holders (and who do not file Schedules 13D or 13G, or Forms 3, 4 or 5) must prove their eligibility by submitting

> ...to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.

Staff Legal Bulletin 14 makes clear that the written statement must provide proof of continuous ownership as of the time the proposal is submitted:

> (3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

The Proposal Letter did not include any proof that the Proponent owned any Company stock. On December 7, 2010, a letter (Exhibit B) was sent by certified mail to Proponent, informing him of the requirement to submit a record from the brokerage firm verifying his continuous ownership of the requisite amount of Company stock for at least the one year period through the date of the Proposal Letter. The letter also enclosed a copy of Rule 14a-8.

The Proponent responded by a letter dated December 8, 2010 (Exhibit C). The letter attached two sheets purportedly showing Proponent's Company stock holdings (we have blacked-out the account numbers). However:

- The sheets do not identify the Proponent (or any other person) as being the owner of the account;
- The sheets purportedly show the account activity as of December 8, 2010, and not as of the date of the Proposal Letter; and, most importantly
- *The sheets do not show any holdings of Company stock prior to January 19, 2010 – less than one year prior to the date of the Proposal Letter.*

The Proponent's proffered proof of ownership fails at the most fundamental level – the Proponent is not shown as the owner of the account. Indeed, no person is shown as the account owner. Further, assuming that the Proponent is the account owner, the documents show no stock ownership prior to January 19, 2010. The balance as of December 8, 2010 (118.9042 shares) is comprised entirely of transactions occurring on and after January 19, 2010. This is less than one year from the November 22, 2010 date of the Proposal Letter. The Staff has consistently permitted companies to omit stockholder proposals when the proponent has not demonstrated continuous ownership of the requisite amount of shares for at least one year as of the date of submission of the proposal. *See, e.g., Merrill Lynch & Co., Inc.* (January 27, 2003) (record holder of one share acquired less than one year prior to the proposal submission).

In addition to these deficiencies, Staff Legal Bulletin 14 states that periodic investment statements do not sufficiently demonstrate continuous ownership of securities:

> A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

It is the Proponent's obligation to demonstrate eligibility to submit a proposal under Rule 14a-8. It is the Company's obligation to notify the Proponent of any alleged defects within 14 calendar days of receiving the Proposal, which the Company did. The Proponent then had 14 calendar days after receiving the notification to respond. However, if the Proponent responds to a notice in a way that fails to cure the alleged defects, the Company is under no obligation to provide further notice or give an additional opportunity to cure the alleged defect. In fact, Section C.6. of Staff Legal Bulletin 14 states that a company may exclude a proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) if "the shareholder timely responds but does not cure the eligibility or procedural defect(s)." *See, e.g., Alcoa Inc.* (February 18, 2009) (permitting exclusion of a proposal when a proponent's timely response to a deficiency notice did not sufficiently establish ownership, and the company did not send a second notice).

B. The Proposal Letter was not received by the November 24, 2010 deadline for the 2011 Annual Meeting.

Rule 14a-8(e)(2) requires proponents to submit proposals not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's 2010 annual meeting was held on May 4, 2010, and its 2010 proxy statement was first mailed to shareholders on March 24, 2010; the Company's 2011 annual meeting will be held on May 3, 2011. Thus, the Proponent was required to submit the Proposal not less than 120 calendar days before March 24, 2011, which was November 24, 2010. This requirement, including the specific date, was described in the section "*How can I submit a proposal to be included in next year's proxy statement?*" on page 3 of the Company's 2010 proxy statement.

The Proposal Letter was postmarked on November 23, 2010, and received by the individual addressees on November 30, 2010. The Staff has strictly construed the Rule 14a-8(e)(2) deadline and consistently concurred with the exclusion of shareholder proposals pursuant to Rule 14a-8(e)(2) on the basis that such proposals were not timely submitted, even if those proposals were received only a few days after the deadline. See, e.g., Alcoa Inc. (January 12, 2009) (proposal received four days after the deadline); City National Corp. (January 17, 2008) (proposal received one day after the deadline); Dominion Resources Inc. (March 2, 2005) (proposal received two months after the deadline); and Actuant Corporation (November 26, 2003) (proposal received three months after the deadline).

Because the failure to timely submit a shareholder proposal is a deficiency that cannot be remedied, the Company did not provide the Proponent with the 14-day notice and opportunity to cure under Rule 14a-8(f)(1). Rule 14a-8(f)(1) states in part, "A company need not provide [the proponent] such notice of a deficiency if the deficiency cannot be remedied, such as if [the proponent] fail[s] to submit a proposal by the company's properly determined deadline." The Company was not required to send a notice of deficiency to the Proponent under Rule 14a-8(f)(1) for the Proposal to be excluded under Rule 14a-8(e)(2).

IV. Conclusion

Based on the foregoing, the Company requests that the Staff not recommend any enforcement action if the Proposal is excluded from the 2011 Proxy Materials. If you have any questions or require additional information concerning this matter, please call me at (816) 556-2608.

Very truly yours,

Mark G. English
Assistant General Counsel and
Assistant Secretary

Enclosures

cc: Conrad Gebhart (w/encl.)

Exhibit A

GREAT PLAINS ENERGY (KCPL)

SHAREHOLDER'S RESOLUTION

TO: MARK ENGLISH, KCPL, P.O. Box 418679, K.C., MO 64141-9679 29 November 2010

FROM: Mr. Conrad Gebhart, *** FISMA & OMB Memorandum M-07-16 ***

SUBJECT: NUCLEAR ENERGY FEASIBILITY KCPL STUDY

Let it be so resolved at the Great Plains Energy Annual Meeting (KCPL) the following:

WHEREAS as landowner, KCPL shareholder, and U.S. citizen the need for alternative energy development is currently of paramount contemporaneous concern. We ask that KCPL look into the feasibility of nuclear energy and/or wind energy in the vicinity of Mound City, MO.

WHEREAS current KCPL easements cross the location sought in this Shareholder's Resolution for review and are held by the principals we are suggesting the Section #33 T. _60__ N. Range __38 _ W & Section #4 T.59N Range 38 W of 5th Prime Meridian location is suitable for KCPL nuclear energy synergistic with wind energy supplements, a back-up watershed reservoir, and connection to the KCPL powerline grid easements currently on site.

WHEREAS the Section #33 T. _60__ N. Range _38__W. is at the terminal end of a 16,000 - 17,000 acre watershed in Northwest Missouri, the existing underlying aquifer and with existing back-up reservoir all make a conducive prospect for nuclear energy Nuclear Regulatory Commission (NRC) application within the proximate existing KCPL transmission lines. This site is along Missouri Highway Route T, the BurlingtonNorthern Sante Fe line, and adjacent to the incorporated city limits of Forest City, Missouri 64473. Downtime power source from wind generation power from the Wildcat Project is also available or wind energy can be added to this location favorability. Also Missouri Governor Jay Nixon has called for a 2d nuclear energy site on November 20, 2010, for the State.

WHEREAS the January 27, 2010, State of the Union address pointed to the need of more energy independence in the form of nuclear and energies, adding these nuclear prospects to the Shareholders' interest in KCPL would go a long way in adding shareholder value with a depth of redundancy generating capacity reducing the system-wide power outages like existed during Christmas 2009, left by Aquila infrastructure inadequacies in this area of the Great Northwest Missouri.

Submitted this 22th day of November 2010, in accordance with S.E.C. Sec. 14(a), 14(a)-8(e) (2), and 14(a)-8(i)(4) shareholder compliance requirements for March Annual Shareholder's Meetings.

Exhibit A

Conrad Gebhart

*** FISMA & OMB Memorandum M-07-16 ***

1 KEPL

Cg Gebhart
AMNESTY INTERNATIONAL
*** FISMA & OMB Memorandum M-07-16 ***

KANSAS CITY 641-661
23 NOV 2010 PM 6 T

USA 44

Ms. Victoria Schatz and Mark English/KCPL
P.O. Box 418679
K.C., MO 64141-9679

64141$9679

Exhibit A

Exhibit B

GREAT PLAINS ENERGY

By Certified Mail

December 7, 2010

Conrad Gebhart

*** FISMA & OMB Memorandum M-07-16 ***

RE: Shareholder Proposal

Dear Mr. Gebhart:

This letter acknowledges receipt on November 30, 2010 of your letter that contains conflicting November 22, 2010 and November 29, 2010 dates, which you sent to Ms. Victoria Schatz and me. Your letter included a proposal for inclusion in the proxy statement for the annual meeting of Great Plains Energy Incorporated (the "Company") shareholders to be held in 2011.

In order to be eligible to submit a proposal for inclusion in our proxy statement, you must meet the eligibility and procedural requirements under the Securities and Exchange Commission (the "SEC") rules relating to shareholder proposals. One of these requirements is that you must show proof that you have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold these securities through the date of the meeting.

You did not provide any of the required proof of your ownership of the common stock of Great Plains Energy. We attempted to verify your ownership of shares through Company records and were unable to locate any record of ownership for Conrad Gebhart. However, you may own shares through a broker or a bank and we do not have access to those records to verify whether you meet the ownership requirement under the SEC's rules.

Please send me a record from your brokerage firm or bank (or other nominee) verifying that you have continuously held the required amount of Company common stock for at least the one-year period through the date of your letter.

Please send this information to me either by regular mail to the Company mail address shown on this letter or to my e-mail address (mark.english@kcpl.com). Your response must be sent or postmarked no later than 14 days from the date you receive this letter, or the Company will be entitled to exclude your proposal from its proxy statement pursuant to SEC rules. To avoid any errors or misunderstandings, I suggest that you use a form of mail that provides proof of delivery. For your information, I have enclosed a copy of the SEC's rules relating to shareholder proposals.

Very truly yours,

Mark G. English
Assistant General Counsel and
Assistant Secretary

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your

response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

        iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit C

TO: Mark English/Victoria Schatz

Ass't. General Counsel/Ass't Sec.

FROM: C. Gebhart 12/8/10

GXP

SUBJ: Annual Meeting for Great Plains Energy

Reflecting public opinion on energy development cooperative efforts with Public Service providers, on nuclear energy alternative, and on synergy in wind deem a systemmatic enjoining. The recent shareholder resolution with good water resources, transmission lines, and opportunity continue to proffer a due diligent look toward meeting public office-holders efforts. The "hedge-rows" preventing submitting good faith efforts before the Board of Directors seems counterproductive. Inclosed are the Shareholder records of the annual request to the annual meeting at GXP. The software unable to make annual concomitant 2009 and 2010, printouts 120 days prior to proxy material, with attendant "proofs" hardly obviates this need within the public interest. Do disqualifications for shareholder resolutions exist, then the greater need for imperatives of the public good, public interest and public cooperation continue to merit careful continued reconsideration of any ***bona fide*** resolution within the corporate structure.

Very truly yours,

Exhibit C

GREAT PLAINS ENERGY

By Certified Mail

December 7, 2010

Conrad Gebhart

*** FISMA & OMB Memorandum M-07-16 ***

RE: Shareholder Proposal

Dear Mr. Gebhart:

This letter acknowledges receipt on November 30, 2010 of your letter that contains conflicting November 22, 2010 and November 29, 2010 dates, which you sent to Ms. Victoria Schatz and me. Your letter included a proposal for inclusion in the proxy statement for the annual meeting of Great Plains Energy Incorporated (the "Company") shareholders to be held in 2011.

In order to be eligible to submit a proposal for inclusion in our proxy statement, you must meet the eligibility and procedural requirements under the Securities and Exchange Commission (the "SEC") rules relating to shareholder proposals. One of these requirements is that you must show proof that you have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold these securities through the date of the meeting.

You did not provide any of the required proof of your ownership of the common stock of Great Plains Energy. We attempted to verify your ownership of shares through Company records and were unable to locate any record of ownership for Conrad Gebhart. However, you may own shares through a broker or a bank and we do not have access to those records to verify whether you meet the ownership requirement under the SEC's rules.

Please send me a record from your brokerage firm or bank (or other nominee) verifying that you have continuously held the required amount of Company common stock for at least the one-year period through the date of your letter.

Please send this information to me either by regular mail to the Company mail address shown on this letter or to my e-mail address (mark.english@kcpl.com). Your response must be sent or postmarked no later than 14 days from the date you receive this letter, or the Company will be entitled to exclude your proposal from its proxy statement pursuant to SEC rules. To avoid any errors or misunderstandings, I suggest that you use a form of mail that provides proof of delivery. For your information, I have enclosed a copy of the SEC's rules relating to shareholder proposals.

Very truly yours,

Mark G. English
Assistant General Counsel and
Assistant Secretary

Pages 18 through 19 redacted for the following reasons:
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*** FISMA & OMB Memorandum M-07-16 ***